  EXHIBIT 21.1

SPACEDEV, INC.

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State of Incorporation

SpaceDev, Inc.	Oklahoma

Starsys, Inc.	Colorado

Dream Chaser, Inc.	Delaware